For Immediate Release					Contact: Maria
Rosati
									     212-805-6036

Legg Mason Seeks Liquidity Solutions For Auction Rate
Preferred Securities Issued by LMP and Western Asset Closed-
End Funds

Friday, March 28, 2008 ? Legg Mason, Inc. (NYSE:LM) today announced that the firm and its affiliates are continuing to actively explore potential solutions to restore liquidity to shareholders of auction rate preferred securities (ARPS) issued by seven ?LMP? and ?Western Asset? branded closed-end funds that are advised by its affiliates. Collectively, these Funds have issued approximately $672 million in ARPS.

The ARPS market has experienced an unprecedented lack of liquidity that has resulted in failed auctions across the closed-end fund industry. We believe that this continues to be a liquidity issue caused by broader economic conditions and continued severe dislocations in the credit markets; and that it is not a credit issue related to the Funds or their portfolios. The Funds continue to pay interest to preferred shareholders, and continue to be AAA/Aaa-rated by one or more nationally recognized credit agencies.

Given the current interest rate environment, the Funds managers currently continue to believe that leverage is beneficial to the overall performance of the Funds, even as we anticipate that the preferred auctions may continue to fail.
Legg Mason recognizes the importance of resolving this situation and has been working on potential alternative financing solutions with major banks, broker dealers and other financial institutions to address the liquidity issue.

Finding a suitable and viable solution that is equitable to both the common and preferred shareholders presents a number of complex issues. Any potential solution would be subject to factors beyond Legg Masons control such as market, credit and economic developments and, possibly, regulatory approval. We cannot provide any assurance that potential solutions will be workable, receive all necessary approvals or implemented. At this time we cannot provide definitive timing for a resolution to this issue.

Legg Mason is fully aware of the urgency to resolve this situation, and of the uncertainty, frustration and difficulties these failed auctions have caused for shareholders of these securities, and is committed to explore any and all possible solutions that are equitable to both the preferred and common shareholders of these Funds.
The funds utilizing ARPS are: LMP Corporate Loan Fund Inc. (NYSE: TLI), LMP Real Estate Income Fund Inc. (NYSE: RIT), Western Asset Intermediate Muni Fund Inc. (AMEX: SBI), Western Asset Managed Municipals Fund Inc. (NYSE: MMU), Western Asset Municipal Partners Fund Inc. (NYSE: MNP), Western Asset Zenix Income Fund Inc. (NYSE: ZIF), and Western Asset Premier Bond Fund (NYSE: WEA).
Contact the Funds at 1-888-777-0102 for additional information, or consult the Funds web site at www.leggmason.com/cef. For Western Asset Premier Bond, contact the Fund at 1-866-290-4386 or consult the Funds web site at www.westernasset.com.
About Legg Mason
Legg Mason is a global asset management firm, with $998 billion in assets under management as of December 31, 2007. The Company provides active asset management in many major investment centers throughout the world. Legg Mason is headquartered in Baltimore, Maryland, and its common stock is listed on the New York Stock Exchange (NYSE: LM).